UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32676 / June 13, 2017

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In the Matter of                                                  :
                                                                  :
THE MEXICO EQUITY & INCOME FUND, INC.          :
PICHARDO ASSET MANAGEMENT, S.A. DE C.V.      :
                                                                  :
c/o U.S. Bancorp Fund Services, LLC                  :
615 East Michigan Street                                 :
Milwaukee, WI 53202                                      :
                                                                  :
(812-14213)                                                   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V. filed an application on September 23, 2013 and amendments to the application on December 2, 2013, March 21, 2016, August 2, 2016, and December 5, 2016, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.  The order would permit The Mexico Equity & Income Fund, Inc. to make periodic distributions of long-term capital gains with respect to its outstanding common stock as frequently as twelve times in any one taxable year, and as frequently as distributions are specified by or in accordance with the terms of any outstanding preferred stock that such investment companies may issue.

On May 18, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32640).  The notice gave interested persons an opportunity to request a hearing and stated that an order would be issued unless a hearing was ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V. (File No. 812-14213) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Eduardo A. Aleman
Assistant Secretary